

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 17, 2009

Mr. Oleg Khaykin
Chief Executive Officer
International Rectifier Corporation
233 Kansas Street
El Segundo, CA 90245

      RE: **International Rectifier Corporation**
               Form 10-K for the fiscal year ended June 30, 2008
               Filed September 15, 2008
               File No. 1-07935

Dear Mr. Khaykin:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Angela J. Crane
               Accounting Branch Chief